United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release
Signatures

Press Release
Vale — 1Q10 Production Report
MOVING AHEAD
Rio de Janeiro, May 5, 2010 — Vale S.A. (Vale) had a good operational performance in 1Q10, marked by an increasing production of our most important products to meet the rapid recovery of the global demand for minerals and metals. Simultaneously, a low-cost iron ore brownfield project at Carajás came on stream and we continue to take the steps to deliver this year six greenfield projects in several segments of the metals and mining industry.
In the transition to full capacity operation, in 1Q10 two Southern System iron ore mines — Jangada and Mar Azul — resumed production as well as the Fábrica and São Luis pellet plants, while nickel production is being gradually resumed at Sudbury and Voisey Bay.
FERROUS MINERALS
•	Iron ore

				% Change	% Change
000’ metric tons	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

IRON ORE	48,334	63,443	69,059	8.9%	42.9%

Southeastern System	16,625	25,237	26,158	3.6%	57.3%
Itabira	5,983	8,009	7,907	-1.3%	32.2%
Mariana	6,204	7,921	8,255	4.2%	33.1%
Minas Centrais	4,438	8,624	9,156	6.2%	106.3%
Corumbá	—	423	552	30.4%	n.a.
Urucum	—	260	287	10.6%	n.a.
Southern System	9,851	14,599	16,423	12.5%	66.7%
Minas Itabirito	2,474	5,241	6,473	23.5%	161.6%
Vargem Grande	4,134	5,234	5,179	-1.1%	25.3%
Paraopeba	3,243	4,124	4,772	15.7%	47.1%
Carajás	20,277	20,940	23,871	14.0%	17.7%
Samarco	1,581	2,667	2,606	-2.3%	64.9%
Our iron ore production rose to 69.1 Mt1 in 1Q10, an 8.9% quarter-on-quarter and 42.9% year-on-year increase. Due to the rainy season in Brazil, from where all our iron ore output is sourced, the first quarter pace of production is seasonally weak, being in general the weakest quarter of the year.
At Carajás, iron ore output was 23.9 Mt in 1Q10 rising 14.0% over 4Q09. The high-quality low-cost Carajás iron ore represented 34.6% of our total production.
Carajás Additional 20 Mtpy2 started up on the 31st of March, 2010. This project was originally conceived to add only 10 Mt to the existing capacity. However, due to some debottlenecking and productivity gains it became feasible to duplicate its capacity without increasing the average cost per metric ton, which remained slightly below US$29, much lower than the industry capex cost for new iron ore projects. It is fundamentally comprised of five conveyor belts, eight dry screening systems in two beneficiation plants, two power substations and the repotentializing of three transporters.

[1]	Mt: million metric tons.

[2]	Mtpy: million metric tons per year.

In addition to its low capex cost, Additional 20 Mtpy will contribute to reduce operational costs and is an environmental friendly project as it will take trucks out of circulation, creating savings of 6.6 million liters of diesel oil per year, minimizing CO2 emissions.
The focus on Carajás is an important move towards bolstering value creation, given the lower operational costs and the price premium over other iron ores arising from its superior value-in-use to the steel industry.
The Southeastern System, which encompasses the Itabira, Mariana, Minas Centrais, Corumbá and Urucum iron ore mining sites, produced 26.2 Mt in the first quarter of 2010, an increase of 3.6% over 4Q09.
The Southern System — Minas Itabirito, Vargem Grande and Paraopeba — produced 16.4 Mt in 1Q10, 12.5% above the figures for 4Q09. Production from the Paraopeba complex was positively influenced mainly by the Mar Azul and Jangada mines, which resumed operations in 1Q10.
•	Pellets

				% Change	% Change
000’ metric tons	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

PELLETS	2,885	8,750	10,492	19.9%	263.7%
Tubarão I and II	510	783	1,315	68.0%	157.7%
Fábrica	235	—	679	n.a.	188.9%
São Luís	3	—	295	n.a.	n.a.
Vargem Grande	4	1,125	1,247	10.9%	n.a.
Nibrasco	96	2,150	1,996	-7.2%	n.m.
Kobrasco	889	764	1,186	55.2%	33.5%
Hispanobras	—	452	438	-3.0%	n.a.
Itabrasco	—	815	831	1.9%	n.a.
Samarco	1,148	2,662	2,504	-5.9%	118.1%
Pellet production reached 10.5 Mt in 1Q10, up 19.9% and 263.7% compared to the levels of the 4Q09 and 1Q09, respectively. Fábrica resumed operations in February while São Luis was re-started in early March. Currently, all the seven Tubarão plants, Vargem Grande, São Luís and Fábrica are operating, totaling a nominal capacity of 48.0 Mtpy3. The three pellet plants of our 50%-owned affiliate Samarco are also operating, with a nominal capacity of 21.0 Mtpy4.
In 1Q10, 7.1 Mt of blast furnace pellets were produced, and 3.4 Mt of direct reduction pellets.
Vargem Grande, whose nominal capacity is 7 Mtpy, started to ramp up at the end of 1Q09 and produced a record of 1.2 Mt in 1Q10. It is located in the Southern System, near Nova Lima, in the Brazilian state of Minas Gerais.
The performance of Nibrasco was negatively affected by some problems with equipment which caused a brief stoppage of its two mills in January. As the problems were fixed, production is running normally at both mills since February.

[3]	Vale’s attributable production capacity is 45.75 Mtpy.

[4]	Vale’s attributable production capacity is 10.5 Mtpy.

Currently, we are building two new plants, Oman and Tubarão VIII, which will add 16.5 Mtpy to our capacity. The Oman pellet plant start-up is planned for 2H10, with total production capacity of 9 Mtpy of direct reduction pellets.
•	Manganese ore and ferroalloys

				% Change	% Change
000’ metric tons	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

MANGANESE ORE	113	545	397	-27.2%	252.5%
Azul	43	513	356	-30.5%	725.7%
Urucum	40	32	41	26.0%	0.8%
Other mines	29	—	—	n.a.	n.a.

FERROALLOYS	48	88	110	24.8%	128.0%
Brazil	34	34	51	50.9%	50.3%
Dunkerque	—	35	31	-11.7%	n.a.
Mo I Rana	14	19	28	45.5%	96.1%
Manganese ore production was 397,000 t in 1Q10, versus 545,000 t in 4Q09, whereas the production of ferroalloys increased by 24.8% on a quarter-on-quarter basis and by 128.0% on year-on-year basis, reaching 110,000 t, the best quarterly performance since 3Q08.
The operational performance of our largest manganese mine, Azul at Carajás, caused the decrease in our total production in 1Q10. Azul underwent some maintenance work due to problems caused by excess moisture, as a consequence of the rainy season in the Amazon region.
Ferroalloy quarterly production was comprised of 61,000 t of ferrosilicon manganese alloys (FeSiMn), 44,000 t of high-carbon manganese alloys (FeMnHc) and 5,000 t of medium-carbon manganese alloys (FeMnMC).

NON-FERROUS MINERALS
•	Nickel

				% Change	% Change
000’ metric tons	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

NICKEL	65	30	33	10.0%	-49.8%
Sudbury	22	2	—	-77.4%	-98.5%
Thompson	6	10	8	-12.8%	34.9%
Voisey Bay	17	4	4	-5.1%	-79.5%
Sorowako	16	15	20	38.4%	28.9%
Others*	3	—	—	n.a.	n.a.

*	External feed purchased from third parties and processed into finished nickel in our operations
Total finished nickel production was 32,700 t in 1Q10, 10.0% up on a quarter-on quarter basis, due to the increased availability of the Sorowako feed for processing through the Clydach refinery, in Wales, UK, and our Asian refineries. Since 4Q09, a portion of the Sorowako feed has been redirected from the Matsuzaka refinery, in Japan, to Clydach, which is a refinery with a production capacity of 40,000 t.
Vale is proceeding with the plans to increase nickel output at its strike-bound operations of Sudbury and Voisey Bay, where unionized production and maintenance workers have been on strike.
We retrained employees and resumed operations in 4Q09 at the Coleman and Garson mines, the Clarabelle processing mill and the Copper Cliff smelter in Sudbury. One furnace of the smelter has been operating at full capacity, drawing down nickel inventories to produce a nickel oxide matte for Clydach. Clydach is expected to reach full capacity in May, boosting finished nickel production with the consumption of Sudbury feed. This increase will be shown in the 2Q10 numbers, as the nickel production cycle takes one to three months.
Production at Thompson, in the province of Manitoba, Canada, was 8,500 t in 1Q10, 12.8% lower than the level of the previous quarter as a result of a temporary stoppage of one furnace.
We have resumed production at the Voisey Bay Ovoid mine and the mill, which supplies nickel concentrates to our operations in Thompson and Sudbury. The Voisey Bay site is currently operating on a two-week on, two-week off campaign basis.
In 1Q10, finished nickel production sourced from Sorowako matte amounted to 20,000 t and only 3,600 t from Voisey Bay feed.

•	Bauxite

				% Change	% Change
000’ metric tons	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

BAUXITE	2,986	3,318	3,268	-1.5%	9.5%
Trombetas	1,502	1,738	1,524	-12.3%	1.4%
Paragominas	1,483	1,580	1,745	10.4%	17.6%
In 1Q10, Vale’s bauxite production reached 3.3 Mt, 1.5% less than the 4Q09 level, but 9.5% above the volume registered in 1Q09.
Vale’s attributable production at Trombetas amounted to 1.5 Mt, down 12.3% quarter-on-quarter and up 1.4% year-on-year, due to stoppage for maintenance on the shiploader, railroad and some equipment at the stockyard of our affiliate MRN.
The Paragominas bauxite mine, located in the Brazilian state of Pará, hit an all time-high production of 1.7 Mt, raising 10.4% against 4Q09.
The Paragominas bauxite mine is linked to the Alunorte alumina refinery by the first bauxite pipeline in the world. The mine is operating at 70% of its nominal capacity, since the onset of the operations its bauxite product has given smaller granules than expected. Additional filters are already in a comissioning phase, which will allow us to run Paragominas at its nominal capacity of 9.9 Mtpy from May 2010 onwards.
•	Alumina

				% Change	% Change
000’ metric tons	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

ALUMINA	1,482	1,477	1,394	-5.6%	-5.9%
Alunorte	1,482	1,477	1,394	-5.6%	-5.9%
The production of alumina at the Barcarena refinery totaled 1.4 Mt in 1Q10, as against 1.5 Mt in 4Q09.
•	Aluminum

				% Change	% Change
000’ metric tons	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

ALUMINUM	121	112	107	-4.2%	-11.6%
Albras	112	112	107	-4.2%	-4.3%
Valesul	9	—	—	n.a.	n.a.
Aluminum production was 107,000 t in 1Q10, against 112,000 t in the previous quarter. The Albras smelter was slightly impacted by energy issues that caused a temporary stoppage of our operations.

As disclosed on January 22, 2010, our wholly-owned subsidiary Valesul has entered into an agreement to sell its operating assets, including (i) the anode plant, (ii) the reduction plant, (iii) the smelter, (iv) industrial services and administrative facilities and (v) inventories.
•	Copper

				% Change	% Change
000’ metric tons	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

COPPER	73	32	34	3.6%	-54.2%
Sossego	30	28	26	-5.0%	-11.3%
Sudbury	25	2	3	n.m.	-88.0%
Thompson	—	—	—	n.a.	n.a.
Voisey Bay	13	—	2	n.a.	n.a.
Others	5	2	3	35.9%	-49.9%
Vale’s copper production was 34,000 t in 1Q10, an increase of 3.6% on a quarter-on-quarter basis. The increased production at Sudbury, which has been operating its Coleman and Garson mines, as well as the resumption of operations at Voisey Bay during 1Q10, contributed to a 3,000 t output expansion in Canada.
Production of copper in concentrates by the Sossego mine at Carajás was slightly lower in 1Q10, due to a stoppage for maintenance of the primary crusher for almost 5 days.
•	Nickel by-products

				% Change	% Change
	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

COBALT (metric tons)	713	133	129	-3.0%	-81.8%
Sudbury	185	—	—	n.a.	n.a.
Thompson	32	70	52	-25.4%	63.7%
Voisey Bay	450	63	77	22.0%	-83.0%
Others	46	—	—	n.a.	n.a.

PLATINUM (000’ oz troy)	39	2	1	-30.9%	-97.1%
Sudbury	39	2	1	-30.9%	-97.1%

PALLADIUM (000’ oz troy)	53	4	3	-20.3%	-93.6%
Sudbury	53	4	3	-20.3%	-93.6%

GOLD (000’ oz troy)	24	3	4	58.0%	-81.3%
Sudbury	24	3	4	58.0%	-81.3%

SILVER (000’ oz troy)	695	26	137	419.9%	-80.3%
Sudbury	695	26	137	419.9%	-80.3%
In 1Q10, cobalt production reached 129 metric tons, showing a 3.0% quarter-on-quarter decrease. Volumes of platinum and palladium produced by the Acton refinery, in the United Kingdom, are still being impacted by the strike at the Sudbury operations, whose ores provide an important source of feed for Acton. Production levels of platinum and palladium were 1,000 and 3,000 oz troy, respectively, in 1Q10.

•	Potash

				% Change	% Change
000’ metric tons	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

POTASH	186	185	158	-14.7%	-15.2%
Taquari-Vassouras	186	185	158	-14.7%	-15.2%
Production at Taquari-Vassouras was 158,000 t in 1Q10, 14.7% below 4Q09, reflecting a decrease in mined ore grade.
•	Kaolin

				% Change	% Change
000’ metric tons	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

KAOLIN	138	239	182	-24.0%	31.8%
PPSA	57	121	96	-20.0%	70.4%
Cadam	81	119	85	-28.0%	5.0%
In 1Q10, the kaolin production amounted to 182,000 t, versus 239,000 t in 4Q09, due to the seasonality in demand. At PPSA, 96,000 t were produced, while at Cadam the production was 85,000 t.

COAL
•	Coal

				% Change	% Change
000’ metric tons	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

METALLURGICAL COAL	511	659	717	8.8%	40.3%
Integra Coal	306	198	327	65.3%	6.7%
Carborough Downs	99	245	283	15.7%	186.8%
Broadlea	56	25	32	27.6%	-43.2%
Others	50	191	75	-60.8%	50.9%

THERMAL COAL	439	607	701	15.5%	59.8%
El Hatillo	—	368	522	41.9%	n.a.
Integra Coal	258	103	57	-44.5%	-77.9%
Broadlea	109	27	48	78.6%	-55.8%
Others	72	110	74	-32.5%	2.2%
In 1Q10 Vale’s coal production grew 12.0% on a quarter-on-quarter basis, reaching 1.4 Mt. This was comprised by 717,000 t of metallurgical coal and 701,000 t of thermal coal.
Production of metallurgical and thermal coal at Integra Coal, located in the state of New South Wales, Australia, was 327,000 t and 57,000 t, respectively, in 1Q10. Integra production of metallurgical coal was positively influenced by the conclusion of the longwall move in early January in the underground mine, while thermal coal production in the open pit mine was negatively impacted by the weather conditions.
The thermal coal mine of El Hatillo, an open pit coal mine located in the Cesar Department, a major Colombian coal producing region, is ramping up and produced 522,000 t in 1Q10, up 41.9% on a quarter-on-quarter basis.
Production at Carborough Downs, in the state of Queensland, Australia, reached 283,000 t in 1Q10, versus 245,000 t in 4Q09. The installation and commissioning of a longwall at Carborough Downs in September 2009, and the replacement of trunk conveyors in January 2010, contributed to a record production flow in 1Q10.
Broadlea, a small open pit mine which had been used as an auxiliary source of output to Carborough Downs while the longwall was being installed, was shut down in the first week of December 2009. Stockpiles of intermediate products existing at end of 2009 were washed and used to produce coal in 1Q10.

Vale Production Report — US GAAP*
1,000 metric tons (unless stated otherwise)

				% Change	% Change
	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

IRON ORE	46,754	60,776	66,453	9.3%	42.1%
Southeastern System	16,625	25,237	26,158	3.6%	57.3%
Itabira	5,983	8,009	7,907	-1.3%	32.2%
Mariana	6,204	7,921	8,255	4.2%	33.1%
Minas Centrais	4,438	8,624	9,156	6.2%	106.3%
Corumbá	—	423	552	30.4%	n.a.
Urucum	—	260	287	10.6%	n.a.
Southern System	9,851	14,599	16,423	12.5%	66.7%
Minas Itabirito	2,474	5,241	6,473	23.5%	161.6%
Vargem Grande	4,134	5,234	5,179	-1.1%	25.3%
Paraopeba	3,243	4,124	4,772	15.7%	47.1%
Carajás	20,277	20,940	23,871	14.0%	17.7%

PELLETS	1,736	5,637	7,549	33.9%	334.7%
Tubarão I and II	510	783	1,315	68.0%	157.7%
Fábrica	235	—	679	n.a.	188.9%
São Luís	3	—	295	n.a.	n.a.
Vargem Grande	4	1,125	1,247	10.9%	n.a.
Nibrasco	96	2,150	1,996	-7.2%	n.m.
Kobrasco	889	764	1,186	55.2%	33.5%
Itabrasco	—	815	831	1.9%	n.a.

MANGANESE ORE	113	545	397	-27.2%	252.5%
Azul	43	513	356	-30.5%	725.7%
Urucum	40	32	41	26.0%	0.8%
Other mines	29	—	—	n.a.	n.a.

FERROALLOYS	48	88	110	24.8%	128.0%
Brazil	34	34	51	50.9%	50.3%
Dunkerque	—	35	31	-11.7%	n.a.
Mo I Rana	14	19	28	45.5%	96.1%

NICKEL	65	30	33	10.0%	-49.8%
Sudbury	22	2	—	-77.4%	-98.5%
Thompson	6	10	8	-12.8%	34.9%
Voisey Bay	17	4	4	-5.1%	-79.5%
Sorowako	16	15	20	38.4%	28.9%
Others **	3	—	—	n.a.	n.a.

COPPER	73	32	34	3.6%	-54.2%
Sossego	30	28	26	-5.0%	-11.3%
Sudbury	25	2	3	n.m.	-88.0%
Thompson	—	—	—	n.a.	n.a.
Voisey Bay	13	—	2	n.a.	n.a.
Others	5	2	3	35.9%	-49.9%

BAUXITE	1,483	1,580	1,745	10.4%	17.6%
Paragominas	1,483	1,580	1,745	10.4%	17.6%

ALUMINA	1,482	1,477	1,394	-5.6%	-5.9%
Alunorte	1,482	1,477	1,394	-5.6%	-5.9%

Vale Production Report — US GAAP*
1,000 metric tons (unless stated otherwise)

				% Change	% Change
	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

ALUMINUM	121	112	107	-4.2%	-11.6%
Albras	112	112	107	-4.2%	-4.3%
Valesul	9	—	—	n.a.	n.a.

METALLURGICAL COAL	511	659	717	8.8%	40.3%
Integra Coal	306	198	327	65.3%	6.7%
Carborough Downs	99	245	283	15.7%	186.8%
Broadlea	56	25	32	27.6%	-43.2%
Others	50	191	75	-60.8%	50.9%

THERMAL COAL	439	607	701	15.5%	59.8%
El Hatillo	—	368	522	41.9%	n.a.
Integra Coal	258	103	57	-44.5%	-77.9%
Broadlea	109	27	48	78.6%	-55.8%
Others	72	110	74	-32.5%	2.2%

COBALT (metric tons)	713	133	129	-3.0%	-81.8%
Sudbury	185	—	—	n.a.	n.a.
Thompson	32	70	52	-25.4%	63.7%
Voisey Bay	450	63	77	22.0%	-83.0%
Others	46	—	—	n.a.	n.a.

PLATINUM (000’ oz troy)	39	2	1	-30.9%	-97.1%
Sudbury	39	2	1	-30.9%	-97.1%

PALLADIUM (000’ oz troy)	53	4	3	-20.3%	-93.6%
Sudbury	53	4	3	-20.3%	-93.6%

GOLD (000’ oz troy)	24	3	4	58.0%	-81.3%
Sudbury	24	3	4	58.0%	-81.3%

SILVER (000’ oz troy)	695	26	137	419.9%	-80.3%
Sudbury	695	26	137	419.9%	-80.3%

POTASH	186	185	158	-14.7%	-15.2%
Taquari-Vassouras	186	185	158	-14.7%	-15.2%

KAOLIN	138	239	182	-24.0%	31.8%
PPSA	57	121	96	-20.0%	70.4%
Cadam	81	119	85	-28.0%	5.0%

*	Under US GAAP, Vale consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control

**	The nickel concentrate is purchased from third-parties and processed by Vale Inco

Vale Production Report — Consolidated BR GAAP*
1,000 metric tons (unless stated otherwise)

				% Change	% Change
	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

IRON ORE	48,334	63,443	69,059	8.9%	42.9%
Southeastern System	16,625	25,237	26,158	3.6%	57.3%
Itabira	5,983	8,009	7,907	-1.3%	32.2%
Mariana	6,204	7,921	8,255	4.2%	33.1%
Minas Centrais	4,438	8,624	9,156	6.2%	106.3%
Corumbá	—	423	552	30.4%	n.a.
Urucum	—	260	287	10.6%	n.a.
Southern System	9,851	14,599	16,423	12.5%	66.7%
Minas Itabirito	2,474	5,241	6,473	23.5%	161.6%
Vargem Grande	4,134	5,234	5,179	-1.1%	25.3%
Paraopeba	3,243	4,124	4,772	15.7%	47.1%
Carajás	20,277	20,940	23,871	14.0%	17.7%
Samarco	1,581	2,667	2,606	-2.3%	64.9%

PELLETS	2,885	8,750	10,492	19.9%	263.7%
Tubarão I and II	510	783	1,315	68.0%	157.7%
Fábrica	235	—	679	n.a.	188.9%
São Luís	3	—	295	n.a.	n.a.
Vargem Grande	4	1,125	1,247	10.9%	n.a.
Nibrasco	96	2,150	1,996	-7.2%	n.m.
Kobrasco	889	764	1,186	55.2%	33.5%
Hispanobras	—	452	438	-3.0%	n.a.
Itabrasco	—	815	831	1.9%	n.a.
Samarco	1,148	2,662	2,504	-5.9%	118.1%

MANGANESE ORE	113	545	397	-27.2%	252.5%
Azul	43	513	356	-30.5%	725.7%
Urucum	40	32	41	26.0%	0.8%
Other mines	29	—	—	n.a.	n.a.

FERROALLOYS	48	88	110	24.8%	128.0%
Brazil	34	34	51	50.9%	50.3%
Dunkerque	—	35	31	-11.7%	n.a.
Mo I Rana	14	19	28	45.5%	96.1%
Urucum	—	—	—	n.a.	n.a.

NICKEL	65	30	33	10.0%	-49.8%
Sudbury	22	2	—	-77.4%	-98.5%
Thompson	6	10	8	-12.8%	34.9%
Voisey Bay	17	4	4	-5.1%	-79.5%
Sorowako	16	15	20	38.4%	28.9%
Others	3	—	—	n.a.	n.a.

COPPER	73	32	34	3.6%	-54.2%
Sossego	30	28	26	-5.0%	-11.3%
Sudbury	25	2	3	n.m.	-88.0%
Thompson	—	—	—	n.a.	n.a.
Voisey Bay	13	—	2	n.a.	n.a.
Others	5	2	3	35.9%	-49.9%

Vale Production Report — Consolidated BR GAAP*
1,000 metric tons (unless stated otherwise)

				% Change	% Change
	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09

BAUXITE	2,986	3,318	3,268	-1.5%	9.5%
Trombetas	1,502	1,738	1,524	-12.3%	1.4%
Paragominas	1,483	1,580	1,745	10.4%	17.6%

ALUMINA	1,482	1,477	1,394	-5.6%	-5.9%
Alunorte	1,482	1,477	1,394	-5.6%	-5.9%

ALUMINUM	121	112	107	-4.2%	-11.6%
Albras	112	112	107	-4.2%	-4.3%
Valesul	9	—	—	n.a.	n.a.

METALLURGICAL COAL	511	659	717	8.8%	40.3%
Integra Coal	306	198	327	65.3%	6.7%
Broadlea	56	25	32	27.6%	-43.2%
Carborough Downs	99	245	283	15.7%	186.8%
Other	50	191	75	-60.8%	50.9%

THERMAL COAL	439	607	701	15.5%	59.8%
El Hatillo	—	368	522	41.9%	n.a.
Integra Coal	258	103	57	-44.5%	-77.9%
Broadlea	109	27	48	78.6%	-55.8%
Others	72	110	74	-32.5%	2.2%

COBALT (metric tons)	713	133	129	-3.0%	-81.8%
Sudbury	185	—	—	n.a.	n.a.
Thompson	32	70	52	-25.4%	63.7%
Voisey Bay	450	63	77	22.0%	-83.0%
Others	46	—	—	n.a.	n.a.

PLATINUM (000’ oz troy)	39	2	1	-30.9%	-97.1%
Sudbury	39	2	1	-30.9%	-97.1%

PALLADIUM (000’ oz troy)	53	4	3	-20.3%	-93.6%
Sudbury	53	4	3	-20.3%	-93.6%

GOLD (000’ oz troy)	24	3	4	58.0%	-81.3%
Sudbury	24	3	4	58.0%	-81.3%

SILVER (000’ oz troy)	695	26	137	419.9%	-80.3%
Sudbury	695	26	137	419.9%	-80.3%

POTASH	186	185	158	-14.7%	-15.2%
Taquari-Vassouras	186	185	158	-14.7%	-15.2%

KAOLIN	138	239	182	-24.0%	31.8%
PPSA	57	121	96	-20.0%	70.4%
Cadam	81	119	85	-28.0%	5.0%

* 1)	Under Consolidated BR GAAP, Vale consolidates the total production of all the companies in which it has more than 50% of the voting capital and effective control.

2)	For the companies in which Vale has shared control (Samarco, Hispanobras and MRN), consolidation is proportional to Vale’s stake in the company.

3)	The production volumes of companies in which Vale has minority interests are not consolidated.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: May 5, 2010		Roberto Castello Branco
Director of Investor Relations